Exhibit 99.1

The Road to be
#1 Specialty Foundry
Mr. Russell Ellwanger, CEO
January 2011

13th Annual Needham Growth Conference

Disclaimers
Forward Looking Statements
This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation
Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.
All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies from Tower’s merger with Jazz, customer benefits, costs savings, financial guidance, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, as well as other risks applicable to both Tower and Jazz’s business described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the “SEC”) and, in the case of
Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause Tower and Jazz's respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz. Tower and
Jazz are providing this information as of the date of this presentation and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.
A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect Tower or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-4, F-3 and 6-K, as were filed with the SEC and the Israel Securities Authority and Jazz’s most recent filings on
Forms 10-K and 10-Q, as were filed with the SEC. Actual results may differ materially from those projected or implied by such forward-
looking statements. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Fabless
Design Center
ikanos
ATHEROS
XCEIVE
TOWERJAZZ
tsmc
SMIC
UMC
Processed
Wafer
intel
VISHAY
National
Semiconductor

Internal Fab

Assembly
& Test
Packaged
Device
What do we do?
IDM
Design Center
Foundry Fab
TowerJazz
WW Design Center
Digital “Moore’s law”
foundries
More than Moore

600
500
400
300
200
100
0
$M
Revenue
TowerJazz CAGR: 40%
Pure Play Foundries CAGR: 7%
Semiconductor industry CAGR: 2%
94
187
231
252
299
500*
2005
2006
2007
2008
2009
2010F

TOWERJAZZ

Annual Revenues 2005-2010
* 2010 revenue is based on company’s announced target

More Moore: Miniaturization
Information Processing:
Digital content
System-on-Chip (SoC)

Two Dimensional World of Silicon Development
22nm
32nm
45nm
65nm
90nm
130nm
180nm
Years

Being a 2nd or 3rd source :
 • May help Fab utilizization
 BUT:
 • Makes one a non value add,
  low margin, “bottom feeder”

Technology
MS/ RF
Power Mngt
CIS
MEMS
Time
Content Enrichment
Time

TOWERJAZZ

More than Moore…
Special Analog Device Enrichment
Interacting with people
and environment:
Non-digital content System-in-Package (SiP)

Technology
MS/ RF
Power Mngt
CIS
MEMS
Time
Content Enrichment
Time

More than Moore…
Special Analog Device Enrichment
Interacting with people
and environment:
Non-digital content System-in-Package (SiP)
A double time scale -
Keeping a mature Fab young!

More than Moore…
Special Analog Device Enrichment
90nm
0.13um
0.18um
0.25um
0.35um
0.5um
MS/ RF
CIS
Power Mngt
MEMS
Time
In Production
Future
Development
In Production
Future
Development
Interacting with people
and environment:
Non-digital content System-in-Package (SiP)

600
500
400
300
200
100
0
2005
2009
2010
A&D
MEMS
Power
Imager
IDM
TOPS
SiGe
RF CMOS
CMOS

Specialty Technology
Revenue ($M)
Specialty

600
500
400
300
200
100
0
-100
$M
94
-27
299
43
500*
160*
2005
2009
2010F
Revenue
EBITDA

TOWERJAZZ

Revenue and EBITDA 2005-2010

240K WPY
~70K WPY
600K WPY
Total 8” Equivalent Capacity of
~900K WPY expanding
to ~1.2M WPY
Shanghai, China
▪ HHNEC: 10% Ownership
▪ ASMC: Supply Agreement
Tokyo, Japan
▪ Sales Reps
Seoul, Korea
▪ Sales and
 Support Office
France
▪ Sales Reps
Santa Clara, CA
▪ Sales and
 Support Office
Migdal Haemek, Israel
▪ 8” Fab and 6” Fab
Newport Beach, CA
▪ 8” Fab
Hsinchu, Taiwan
▪ Sales Office
Munich
▪ Sales Office
TowerJazz Global Footprint

(in $M)	2005		2006		2007		2008		2009	
A	TSMC	8217	TSMC	9748	TSMC	9813	TSMC	10253	TSMC	9026
B	UMC	3259	UMC	3670	UMC	3755	UMC	2939	UMC	2755
C	SMIC	1171	Chartered	1528	SMIC	1560	Chartered	1778	Chartered	1448
D	Chartered	1132	SMIC	1465	Chartered	1445	SMIC	1148	SMIC	1068
1	Vanguard	353	Dongbu	456	Vanguard	485	Vanguard	515	Dongbu	395
2	Dongbu	347	Vanguard	398	X-Fab	410	Dongbu	433	Vanguard	382
3	HHNEC	313	SSMC	325	Dongbu	405	X-Fab	370	**TowerJazz**	**299**
4	SSMC	280	HHNEC	315	SSMC	350	HHNEC	290	X-Fab	223
5	He Jian	250	X-Fab	290	HHNEC	345	**TowerJazz**	**252**	HHNEC	220
6	X-Fab	202	He Jian	290	He Jian	330	He Jian	222	Grace	203
7	Jazz	199	Jazz	213	**Tower**	**231**	Grace	219	He Jian	195
8	Mosel-Vitelic	140	Grace	191	Grace	214	Silterra	192	Silterra	160
9	Silterra	130	**Tower**	**187**	Jazz	207	SSMC	176	SSMC	144
10	ASMC	114	ASMC	170	Silterra	185	CSMC	139	CSMC	NA
11	Grace	100	Silterra	155	ASMC	170	ASMC	137	ASMC	NA
12	**Tower**	**94**	Mosel-Vitelic	155	Mosel-Vitelic	157	Episil	103	Episil	NA
13	Polar Semi.	90	CSMC Tech.	114	CSMC Tech.	155	1st Silicon	0	1st Silicon	0
14	CSMC Tech.	78	Polar Semi.	95	Polar Semi.	105	Mosel-Vitelic	0	Mosel-Vitelic	0
15	1st Silicon	71	1st Silicon	0	1st Silicon	0	-	-	-	-
16+	Others	105	Others	139	Others	163	Others	NA	Others	NA

TOWERJAZZ

Foundry Revenue 2005-6-7-8-9
Source: The McLean Report; iSupply; IC Insight; Companies Report

05 vs 04		06 vs 05		07 vs 06		08 vs 07		09 vs 08		09 vs 05	
1	Dongbu	52%	**Tower**	**99%**	X-Fab	41%	Chartered	22%	**TowerJazz**	**19%**	**TowerJazz**	**218%**
2	Others	38%	Grace	91%	CSMC Tech.	36%	Silterra	14%	UMC	-6%	Grace	103%
3	SMIC	20%	ASMC	49%	**Tower**	**24%**	**TowerJazz**	**9%**	SMIC	-7%	Chartered	28%
4	X-Fab	14%	CSMC Tech.	46%	Vanguard	22%	Dongbu	7%	Grace	-7%	Dongbu	14%
5	He Jian	9%	X-Fab	44%	Silterra	19%	Vanguard	6%	Dongbu	-9%	X-Fab	10%
6	SSMC	8%	Chartered	35%	Others	17%	TSMC	5%	TSMC	-12%	TSMC	10%
7	TSMC	7%	Others	32%	He Jian	14%	Grace	-5%	Silterra	-17%	Vanguard	8%
8	Chartered	3%	Dongbu	31%	Grace	12%	X-Fab	-10%	SSMC	-18%	SMIC	-9%
9	Polar Semi.	-2%	SMIC	25%	Polar Semi.	11%	CSMC	-10%	Chartered	-19%	UMC	-15%
10	CSMC Tech.	-3%	Silterra	19%	SSMC	8%	UMC	-10%	HHNEC	-24%	He Jian	-22%
11	HHNEC	-3%	TSMC	19%	Jazz	8%	ASMC	-12%	He Jian	-24%	HHNEC	-30%
12	ASMC	-9%	SSMC	16%	SMIC	6%	SSMC	-14%	Vanguard	-26%		
13	Jazz	-10%	He Jian	16%	HHNEC	6%	HHNEC	-16%	X-Fab	-40%		
14	Silterra	-13%	Vanguard	13%	UMC	2%	He Jian	-20%				
15	1st Silicon	-15%	UMC	13%	TSMC	1%	SMIC	-26%				
16	UMC	-16%	Jazz	7%	MoselVitelic	1%						
17	**Tower**	**-24%**	Polar Semi.	6%	ASMC	0%						
18	Vanguard	-26%	HHNEC	1%	Chartered	-5%						
19	Grace	-31%	1st Silicon	NA	Dongbu	-11%

Foundry Revenue Growth Y/Y
Source: The McLean Report, 2008 Edition; iSupply 2009; Companies Report

05 vs 04		06 vs 05		07 vs 06		08 vs 07		10 vs 09		10 vs 05	
1	Dongbu	52%	**Tower**	**99%**	X-Fab	41%	Chartered	22%	**TowerJazz**	**70%**	**TowerJazz**	**430%**
2	Others	38%	Grace	91%	CSMC Tech.	36%	Silterra	14%				
3	SMIC	20%	ASMC	49%	**Tower**	**24%**	**TowerJazz**	**9%**				
4	X-Fab	14%	CSMC Tech.	46%	Vanguard	22%	Dongbu	7%				
5	He Jian	9%	X-Fab	44%	Silterra	19%	Vanguard	6%				
6	SSMC	8%	Chartered	35%	Others	17%	TSMC	5%				
7	TSMC	7%	Others	32%	He Jian	14%	Grace	-5%				
8	Chartered	3%	Dongbu	31%	Grace	12%	X-Fab	-10%				
9	Polar Semi.	-2%	SMIC	25%	Polar Semi.	11%	CSMC	-10%				
10	CSMC Tech.	-3%	Silterra	19%	SSMC	8%	UMC	-10%				
11	HHNEC	-3%	TSMC	19%	Jazz	8%	ASMC	-12%				
12	ASMC	-9%	SSMC	16%	SMIC	6%	SSMC	-14%				
13	Jazz	-10%	He Jian	16%	HHNEC	6%	HHNEC	-16%				
14	Silterra	-13%	Vanguard	13%	UMC	2%	He Jian	-20%				
15	1st Silicon	-15%	UMC	13%	TSMC	1%	SMIC	-26%				
16	UMC	-16%	Jazz	7%	MoselVitelic	1%						
17	**Tower**	**-24%**	Polar Semi.	6%	ASMC	0%						
18	Vanguard	-26%	HHNEC	1%	Chartered	-5%						
19	Grace	-31%	1st Silicon	NA	Dongbu	-11%						

TowerJazz

Foundry Revenue Growth Y/Y
Source: The McLean Report, 2008 Edition; iSupply 2009; Companies Report

From Design Win to Production
Pre-sale
Exploration

Quote
Production
Development
R&D
Prototype
Qual
Metal
fix
Design
Characterization
6-12 months
2-5 months
3-6 months
Design-win

2009 Design-wins
100
80
60
40
20
0
Adv. RF
CIS
PM
A&D
TOPS
CMOS

Design-win Momentum
▪ 2009: >300 design-wins
 ▪ Advanced RF: 86
 ▪ Image Sensors: 44
 ▪ Power Management: 48
 ▪ A&D: 58
 ▪ TOPS: 30
 ▪ Core CMOS: 42
Specialty:
86% of total design-wins

▪ 2010 Q1-Q3: >350 design-wins

Design Wins
120
100
80
60
40
20
0
2008 Q Avg
2009 Q Avg
2010 Q Avg

TowerJazz Market Momentum

Source
Source Metal
Gate
N+ Source
BPSG
P+
Polysilicon
Oxide
P- Well
N Epi
N+ Substrate
Drain

• Design Enablement: PDK, Accurate Models, Special IP, Custom Design, Easy porting
• Process and Device Engineering Capabilities
HPA/RF
CMOS
TOPS-IDM
Corporate Business
and Applications
Power
CIS

Net Debt to EBITDA Ratio

14
12
10
8
6
4
2
0
2005
2006
2007
2008
2009
2010

∞
* 2010 EBITDA is based on company’s announced targets

SanDisk

SKYWORKS

MICROTUNE

ZORAN

RFMD

ikanos

ENTROPIC communications

gennum

nuvoTon

VISHAY Siliconix

ALIEN

SEMTECH

SiTime It's About Time

IOR

NXP founded by Philips

phyworks

intersil

QUALCOMM

PANAVISION SVI

WAVION WIRELESS NETWORKS

XCEIVE

AIROHA

EXAR Powering Connectivity

National Semiconductor

schick

SICOMM

VIA

infinera

freescale semiconductor

ATHEROS

COPPERGATE

MARVELL

MINDSPEED

DRS TECHNOLOGIES

SiTel semiconductor

FAIRCHILD SEMICONDUCTOR

TOWERJAZZ

Diversified Customer Base

IC Insights
SIA
Gartner
iSuppli
TowerJazz
2010/2009
2011/2010

2010 vs. 2009:

TOWERJAZZ

2010-2011 Semiconductor Market growth Forecasts
TowerJazz to surpassed industry’s growth at 2.2X
2011 vs. 2010:
TowerJazz targets to continue to outpace the industry
Average: ~32%
Average: ~6.5%
Source: IC Insights, McClean Report 2010

Summary
▪ 2010 momentum:
 – On target to exceed $500 million annual revenues
 – Record design-wins for future growth
 – Highest growth rate foundry over the past 5 years
 – $400M debt restructured
▪ 2011 & beyond:
 – Strong and growing sales funnel
 – We know how to make merger successful
 ▪ Enhanced Jazz EV by 3X to $480M
 – $200M pro-forma cash to enable M&A deals

600
500
400
300
200
100
0
-100
$M
94
-27
299
43
500*
160*
2005
2009
2010F
Revenue
EBITDA

150
100
50
0
-50
-100
$M
20
-55
80
-30
135
1
Q3'05
Q3'09
Q3'10
Revenue
Net Profit

120
100
80
60
40
20
0
2008 Q Avg
2009 Q Avg
2010 Q Avg

Due Debt
EBITDA
$M
2010
2011
2012
2013
2014
2015
2016

TOWERJAZZ

* 2010 revenue and EBITDA are based on company’s announced targets
Revenue-EBITDA
Design-wins

www.towerjazz.com